						Exhibit 12.1
PUGET ENERGY
STATEMENT SETTING FORTH COMPUTATIONS OF RATIOS OF
EARNINGS TO FIXED CHARGES
(Dollars in Thousands)

	Successor		Predecessor
		Period from	Period from
		February 6,	January 1,
	12 Months	2009	2009
	Ended	through	through
	September 30,	December 31,	February 5,	Years Ended December 31,
	2010	2009	2009	2008	2007	2006	2005
Earnings Available For Fixed Charges:
Pre-tax income:
Income from continuing operations before income taxes	$(9,795)	$256,056	$21,753	$214,835	$257,258	$259,710	$232,323
AFUDC - equity	(10,213)	(4,108)	(69)	(2,627)	(1,351)	(7,978)	(3,800)
AFUDC - debt	(12,485)	(8,864)	(350)	(8,610)	(12,614)	(15,874)	(9,493)
Total	$(32,493)	$243,084	$21,334	$203,598	$243,293	$235,858	$219,030
Fixed charges:
Interest expense	$321,056	$265,675	$17,291	$202,582	$217,823	$184,013	$174,682
Other interest	10,213	4,108	69	2,627	1,351	7,978	3,800
Portion of rentals representative of the interest factor	7,238	9,131	1,081	11,775	9,199	9,151	5,234
Total	$338,507	$278,914	$18,441	$216,984	$228,373	$201,142	$183,716
Earnings available for combined fixed charges	$306,014	$521,998	$39,775	$420,582	$471,666	$437,000	$402,746

Ratio of Earnings to Fixed Charges	--1	1.87x	2.16x	1.94x	2.07x	2.17x	2.19x

1)	The ratio of earnings to fixed charges was less than 1:1 for the twelve months ended September 30, 2010 due to the unrealized loss on derivative instruments of $77.7 million during the same period. Additional earnings of $32.5 million would have been needed to achieve a coverage ratio of 1:1.